UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 17, 2023

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.

(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated May 17, 2023, regarding the Redemption of the Bond with ISIN Code TRFTCEL52317.

Istanbul, May 17, 2023

Announcement Regarding the Redemption of the Bond with ISIN Code TRFTCEL52317

Within the scope of our Company’s announcement dated November 23, 2022, the redemption payment of the financial bond with ISIN code TRFTCEL52317 with a nominal amount of TRY500,000,000, a maturity of 175 days and an annual simple interest of 25.50000% was made on May 17, 2023.

Board Decision Date	: 28.04.2022

Related Issue Limit Info

Currency Unit	: TRY
Limit	: 1,000,000,000
Issue Limit Security Type	: Debt Securities
Sale Type	: Private Placement-Sale to Qualified Investor
Domestic / Overseas	: Domestic
Capital Markets Board Approval Date	: 03.11.2022

Capital Market Instrument To Be Issued Info

Intended Nominal Amount	: 500,000,000
Intended Maximum Nominal Amount	: 500,000,000
Central Securities Depository	: Central Securities Depository of Türkiye
The country where the issue takes place	: Türkiye
Type	: Financial Bond
Maturity Date	: 17.05.2023
Maturity (Day)	: 175
Interest Rate Type	: Fixed Rate
Interest Rate - Yearly Simple (%)	: 25.50000
Interest Rate - Yearly Compound (%)	: 27.19819
Sale Type	: Sale to Qualified Investor
ISIN Code	: TRFTCEL52317
Title of Intermediary Brokerage House	: Ziraat Yatırım Menkul Değerler A.Ş.
Payment Type	: TL Payment
Starting Date of Sale	: 22.11.2022
Ending Date of Sale	: 22.11.2022
Traded in the Stock Exchange	: Yes
Maturity Starting Date	: 23.11.2022
Nominal Value of Capital Market Instrument Sold	: 500,000,000
Issue Price	: 1
Coupon Number	: 1
Currency Unit	: TRY
Coupon Payment Frequency	: Single Coupon

Redemption Plan of Capital Market Instrument Sold

Coupon Number	Payment Date	Record Date*	Payment Date	Interest Rate - Periodic (%)	Payment Amount	Exchange Rate	Was the Payment Made?
1	17.05.2023	16.05.2023	17.05.2023	12.22603	61,130,149.92		Yes
Principal/Maturity Date Payment Amount	17.05.2023	16.05.2023	17.05.2023		500,000,000.00		Yes

*The date on which the right-holders are determined.

Issuer Rating Note

Rating Company	Rating Note	Rating Date	Is it Investment Grade?
JCR AVRASYA DERECELENDİRME A.Ş.	Long Term National Rating AAA (Trk)	31.05.2022	Yes

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: May 17, 2023	By:	/s/ Ali Serdar Yağcı
Name: Ali Serdar Yağcı Title: Investor Relations and Corporate Finance Director

TURKCELL ILETISIM HIZMETLERI A.S.
Date: May 17, 2023	By:	/s/ Kamil Kalyon
Name: Kamil Kalyon Title: Chief Financial Officer (Acting)